Via Facsimile and U.S. Mail
Mail Stop 6010

April 17, 2007

Mr. Patrick D. Waddy
Vice President and Chief Financial Officer
Immucor, Inc.
3130 Gateway Drive
P.O. Box 5625
Norcross, Georgia   30091

Re: **Immucor, Inc.**
        Form 10-K for Fiscal Year Ended May 31, 2006
        Filed on August 1, 2006
        File No. 000-14820

Dear Mr. Waddy:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                    Sincerely,

                                    Jim B. Rosenberg
                                    Senior Assistant Chief
                                    Accountant